Exhibit 99.1

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and to the market in general that the management of the Company has proposed for approval in an Annual General Meeting convened for April 27, 2016 (“AGM”), the reelection for the next term of office of the current members of the Board of Directors who have not reached the age limit for occupying the position, in line with the provision in the General Stockholders’ Meeting Manual of March 24, 2016. Additionally, José Galló has been nominated to join the Company’s Board of Directors as an independent director, the election of Mr. Galló also to be decided at the AGM.

José Galló is graduated in business administration from the Fundação Getúlio Vargas and has worked in the retailing area for more than 30 years. He is Chief Executive Officer and member of the Board of Directors of Lojas Renner S.A. as well as holding other positions in companies of the same group. He has a vast experience as board director of publicly held companies in other sectors, which will certainly add further value to the Company’s Board of Directors.

More detailed information about the election of members of the Company’s Board of Directors as well as other information with respect to the AGM are available in the General Stockholders’ Meeting Manual published in the websites of the Brazilian Securities and Exchange Commission - CVM and the Company.

São Paulo (SP), March 28, 2016.

MARCELO KOPEL

Investor Relations Officer